[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 19, 2014

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	Triumph Bancorp, Inc.
Draft Registration Statement on Form S-1
Submitted August 8, 2014
CIK No. 0001539638

Dear Ms. McHale:

On behalf of Triumph Bancorp, Inc., a Texas corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 4, 2014 (the “Comment Letter”) relating to the above-referenced draft submission (the “Confidential Submission”). The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR, and five courtesy copies of the Registration Statement marked to show changes to the Confidential Submission are being sent to the Staff under separate cover.

Ms. Kathryn McHale

September 19, 2014

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented (or intends to present) to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that were published or distributed (or are published before you file publicly) in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that it has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications or research reports to the Staff as requested. The Company has been informed by the underwriters that none of the brokers or dealers participating in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act.

2.	Please revise your submission to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933. Further note that since the price range and the number of shares trigger a number of disclosure matters, we will need sufficient time to process the amendment when it is included and its impact on disclosure throughout the document may cause us to raise issues in areas upon which we have not previously commented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the information that is currently left blank throughout the Registration Statement, other than blanks that

Ms. Kathryn McHale

September 19, 2014

Rule 430A permits the Company to omit, in its subsequent amendments to the Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectus.

Prospectus Summary, page 1

Overview, page 2

3.	Please disclose the percentage of total revenue generated from each business segment as of the latest quarter.

Response: In response to the Staff’s comment, pages 1, 57 and 69 of the Registration Statement have been revised.

Risk Factors, page 15

Our asset management business…, page 24

4.	You disclose many risks related to the CLOs in this risk factor. Please list each risk separately under an appropriate heading that identifies the specific risk. Consider adding a separate section such as ‘Risks Pertaining to our Asset Management Business.’

Response: In response to the Staff’s comment, pages 31-35 of the Registration Statement have been revised.

5.	We note your disclosure that you are in a first-loss risk position for the CLOs and CLO warehousing arrangements that you manage. Please revise to disclose your exposure as of a recent date.

Response: In response to the Staff’s comment, pages 31 and 32 of the Registration Statement have been revised.

Our asset manager has entered…, page 25

6.	Revise to disclose more information about your and your consolidated subsidiaries’ investments in the CLOs originated by Triumph Capital Advisors. For example, please disclose the amount that you and your subsidiaries have already invested, identifying the relative risk profile of the relevant tranches, and summarize any policies that you or your subsidiaries have with respect to investment in the Triumph Capital Advisors CLOs. Make corresponding disclosure when discussing your asset management services on page 55.

Ms. Kathryn McHale

September 19, 2014

Response: In response to the Staff’s comment, pages 31-35, 61 and 62 of the Registration Statement have been revised.

Use of Proceeds, page 44

7.	We note that you intend to reserve any remaining net proceeds after repurchasing your TARP preferred stock and retiring your senior secured indebtedness for future growth, including potential acquisitions. Please revise, if applicable, to disclose the status of any negotiations with respect to any future acquisition. Refer to Instruction 6 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while at any time it could be evaluating potential acquisitions and be in negotiations, it has no plans, arrangements or understandings to make any acquisitions at this time. The Company confirms that it will continue to monitor and update this disclosure as appropriate.

Business, page 55

8.	Please disclose more information about the source and composition of the loans underlying the CLOs.

Response: In response to the Staff’s comment, pages 61 and 62 of the Registration Statement have been revised.

Management’s Discussion and Analysis…, page 63

9.	Given the significant impact the acquisition of NBI has had on your credit metrics and trends, please revise to discuss the following:

•	How your accounting for acquired loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

•	Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, discuss if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans in your disclosures.

Response: In response to the Staff’s comment, pages 71, 74, 78-82, 84-87, 91-96, 106 and 111 of the Registration Statement have been revised.

Ms. Kathryn McHale

September 19, 2014

Security Ownership of Beneficial Owners and Management, page 118

10.	Please disclose the natural person(s) who controls each beneficial owner that is not a natural person. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Response: In response to the Staff’s comment, page 133 of the Registration Statement has been revised, and the Company intends to insert the missing name in a subsequent filing.

Financial Statements

11.	Please revise to update the financial statements in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response: As required by Rule 3-12 of Regulation S-X, the Company has included in the Registration Statement unaudited interim financial statements as of June 30, 2014 and for six months ended June 30, 2014 and 2013. The Company has also updated the disclosures throughout the document, including in the sections captioned “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to reflect the Company’s second quarter financial results for 2014. In addition, the Company advises the Staff that it has filed currently dated consents from its independent accountants as Exhibits 23.2, 23.3 and 23.4 to the Registration Statement.

Note 16 – Fair Value Disclosures, page F-75

12.	Please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Response: In response to the Staff’s comment, pages F-27-F-29 and F-79-F-80 of the Registration Statement have been revised to disclose quantative information about the significant unobservable inputs used in fair value measurements required in ASC 820-10-50-2-bbb. The Company respectfully advises the Staff that, in accordance with ASC 820-10-50-1-a, the Company has also updated the level 3 fair value disclosures to reflect only the fair value measurements, valuation techniques, and inputs used to develop fair value measurements for assets and liabilities that are measured at fair value on a nonrecurring basis after initial recognition. The Company outsources valuations to third parties and does not make fair value adjustments to those appraisals. The Company had initially applied the disclosure provisions of ASC 820-10-50-1-a to all nonrecurring level 3 measurements for other real estate owned, regardless of whether or not there had been a fair value measurement adjustment subsequent to initial recognition. As a result of the revisions, the remaining level 3 fair value unobservable inputs are not considered material to the Company’s consolidated financial statements.

Exhibit Index

13.	Please file all outstanding exhibits with your next amendment, except for the consents of auditors and other experts which may be properly omitted when you submit your registration statement in draft form.

Ms. Kathryn McHale

September 19, 2014

Response: The Company acknowledges the Staff’s comment and has filed certain additional exhibits with the Registration Statement and intends to file all remaining exhibits as soon as practicable.

*                    *                     *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the confidential submission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the confidential submission and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396 or Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz at (212) 403-1368.

Very truly yours,

/s/ Mark F. Veblen Mark F. Veblen

Enclosure

cc:	Aaron P. Graft (Triumph Bancorp, Inc.)

Adam D. Nelson (Triumph Bancorp, Inc.)

Michael G. Keeley (Hunton & Williams LLP)